RUSSEL METALS INC.
REPORT TO SHAREHOLDERS
FIRST QUARTER REPORT
FOR THE PERIOD ENDED MARCH 31, 2006

During the first quarter of 2006, we had a significant amount of activity both operationally and in the capital markets.  Our operations generated strong earnings, led by the continued robust activity in our energy tubulars products segment and the Western Canadian service centers, both operating within the oil patch.  Our steel distributors segment also reported an excellent quarter and there was continued stability both in price and demand within the other regions of the metals service centers segment.

We were active in the capital markets with the issue of 11 million common shares in March 2006 at a price of $25.75 per common share, resulting in net proceeds of $271.4 million.  At March 31, 2006, there were 62.2 million common shares outstanding and the shareholders equity increased to $835.6 million or $13.43 per common share.  In addition, we had a cash position of $255.5 million or $4.11 per common share.  The additional capital will enable us to actively participate in acquisition opportunities.  As the industry continues to consolidate we are ideally positioned to make acquisitions utilizing the strongest balance sheet in the distribution sector.  We continue to evaluate possible acquisitions with the goal that they be earnings and cash flow accretive immediately and at all points in the cycle. We will not execute acquisitions solely for top-line revenue growth.

Net earnings for the first quarter ended March 31, 2006 were $37.4 million or $0.71 per common share, a record for a first quarter.  The comparative March 31, 2005 net earnings were $33.4 million or $0.67 per common share.

Steel pricing remained stable for the third straight quarter and our operations generated the fourth consecutive quarter of improved segment operating profits.  The energy tubular products and steel distributors segments led this profit growth with their operating profits exceeding both the first quarter of 2005 and the previous quarter.  Our total revenues increased to a record $740.7 million, also attributable to the strong results from these two segments.

Our corporate operating expenses increased due to higher stock-based compensation expense in the quarter and additional audit expenses related to the audit of internal controls.

During the quarter, the Company paid dividends to common shareholders of $17.8 million or $0.35 per common share.  In addition, we funded $7.6 million of the pension deficit, including a special funding of $4.1 million, reducing the balance sheet liability to $1.3 million as at March 31, 2006 from $9.4 million at December 31, 2005.  Our balance sheet is very working capital-intensive and current assets as at March 31, 2006 increased to $1.2 billion or 85% of total assets.

We are pleased to report that the Board of Directors approved a quarterly common share dividend of $0.35 per common share payable June 15, 2006.

Outlook

The steel price stability experienced in the last three quarters is expected to continue and prices have the potential to increase in the second quarter.  All three business segments should remain strong although the energy tubular products segment historically has declined due to seasonal weakness in the second and third quarters.  This year, with the high price of oil and gas, this segment has the potential of performing above previous years during these two quarters.  In the metals service centers segment, the main area of caution remaining is the potential impact that the strong Canadian dollar will have on our customers who export finished products to the United States.  As always, our success in all segments will depend on the continued stability of steel prices but we anticipate another strong quarter for our shareholders.

(signed) E.M. Siegel, Jr.
President and Chief Executive Officer

Dated May 3, 2006